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February 26, 2010

VIA EDGAR, UPS AND FACSIMILE – (202) 772-9205

Securities and Exchange Commission

Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Kathleen Krebs, Special Counsel
Jay Knight, Staff Attorney
Kyle Moffatt, Account Branch Chief
Sharon Virga, Staff Accountant

Re:	Calix Networks, Inc.
Registration Statement on Form S-1 (Registration No. 333-163252)

Ladies and Gentlemen:

On behalf of Calix Networks, Inc. (the “Company” or “Calix”), we are hereby filing Amendment No. 5 (“Amendment No. 5”) to the Company’s above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on November 20, 2009 (the “Registration Statement”). For your convenience, we have enclosed a courtesy package which includes five copies of Amendment No. 5, three of which have been marked to show changes from the prior filing of the Registration Statement.

In connection with our submission of this letter and the supplementally provided Memorandum of Response (the “Memorandum of Response”), we are respectfully requesting confidential treatment for the Memorandum of Response pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §§ 200.83. The Memorandum of Response is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in the Memorandum of Response.

February 26, 2010

LATHAM & WATKINSLLP

Amendment No. 5 has been revised to reflect the Company’s responses to the comments received by facsimile on February 18, 2010 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. All page numbers in the responses below refer to Amendment No. 5, except as otherwise noted below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value page 42

1.	We repeat comment one from our letter dated January 8, 2010. We note your response to comment nine from our letter dated December 17, 2009. We may have further comments after we review your discussion of the reasons for any variance between your common stock valuation and the expected initial public offering price.

Response: The Company acknowledges the Staff’s comment and will provide a response to comment one from the Staff’s letter dated January 8, 2010 as soon as reasonably possible.

Quarterly Results of Operations, page 53

2.	We note the significant increase in revenue for the quarter ended December 31, 2009 and the lack of a meaningful discussion of the reasons for such an increase. Please reconcile the revenues for the quarter ended December 31, 2009 with the revenues for the preceding quarters of 2009 that seemed significantly lower than the prior year except for the quarter ended September 30, 2009. We also note that your largest customer had the largest percentage of accounts receivable that was disproportionate to its percentage sales for the year. Please discuss in detail the reasons for the large orders from your customer in the latter potion of 2009, including any inducements that you offered to facilitate the orders. Discuss if the customer was given favorable payment terms and provide us with a detailed description of those terms.

Response: The Company has revised the disclosure on page 54 in response to the Staff’s comments to provide additional disclosure of the reasons for the increase in revenues for the quarter ended December 31, 2009 and the lower revenues for the first and second quarters of 2009.

The Company respectfully advises the Staff that it recognized $89 million in revenue from CenturyLink, Inc. (“CenturyLink”) during the year ended December 31, 2009, which represented 38% of total revenue during that same period. A large portion of CenturyLink orders occurred in the third quarter of 2009, which resulted in higher shipments and billings of approximately $49.1 million in the fourth quarter of 2009. Such shipments in the fourth quarter of 2009 to CenturyLink yielded an accounts receivable balance of approximately $20.7 million at December 31, 2009, which represented 44% of total accounts receivable as of that date. The significant volume of CenturyLink orders that were received by the Company in the third quarter of 2009 and shipped and billed during the fourth quarter of 2009 resulted in the accounts receivable from CenturyLink comprising a higher percentage of total accounts receivable at December 31, 2009 than CenturyLink’s revenue as a percentage of total revenue for the year ended December 31, 2009. CenturyLink’s accounts receivable balance at December 31, 2009 has since been substantially collected and the Company expects to collect the remaining amount due of approximately $3.5 million.

February 26, 2010

LATHAM & WATKINSLLP

Please see the Memorandum of Response, which the Company has supplementally provided to the Staff in response to the Staff’s comments regarding the Company’s largest customer.

*****

Please do not hesitate to contact me by telephone at (650) 463-3067 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen

Patrick A. Pohlen of

LATHAM & WATKINS LLP

Enclosures

cc:	Carl Russo, Calix Networks, Inc.
Kelyn Brannon-Ahn, Calix Networks, Inc.
Michael J. Torosian, Esq., Latham & Watkins LLP
Connie Y. Chen, Esq., Latham & Watkins LLP
Mark P. Tanoury, Esq., Cooley Godward Kronish LLP
John T. McKenna, Esq., Cooley Godward Kronish LLP